Issuer Free Writing Prospectus dated February 24, 2012

Filed Pursuant to Rule 433

Registration No. 333-175381

(Relating to Preliminary Prospectus Supplement dated February 23, 2012)

Common Shares

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the accompanying base prospectus dated July 15, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Merrill Lynch will arrange to send you the Preliminary Prospectus if you request it by calling toll free (866) 500-5408.  References herein to “we,” “us,” “our” and “YM” refer to YM Biosciences Inc. and its subsidiaries.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	YM BioSciences Inc. (NYSE AMEX: YMI; TSX: YM)

Common shares offered by YM

35,000,000 common shares. In addition, we have granted the underwriters a 30-day option to purchase up to 5,250,000 additional common shares. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common shares to be outstanding after the offering	151,711,448 common shares (or 156,961,448 common shares if the underwriters exercise their option to purchase additional common shares in full)

The number of our common shares to be outstanding immediately after this offering is based on 116,711,448 shares outstanding as of December 31, 2011 and excludes:

• 9,052,249 of our common shares issuable upon the exercise of options outstanding as of December 31, 2011, having a weighted-average exercise price of approximately C$1.99 per common share; and

• 7,366,418 of our common shares issuable upon exercise of warrants outstanding as of December 31, 2011, having an exercise price of US$1.60 per common share.

Public offering price	US$2.00 per common share.

Net proceeds to YM	US$65.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	February 24, 2012.

Closing date	February 29, 2012.

Sole book-running manager	BofA Merrill Lynch

Lead manager	Wells Fargo Securities, LLC

Co-Managers	JMP Securities LLC; Collins Stewart LLC; Rodman & Renshaw, LLC and Roth Capital Partners, LLC